Exhibit 4.2
DESCRIPTION OF SECURITIES

References to the “Company” herein are only to Natural Health Trends Corp. and not to any of its subsidiaries.

Description of Capital Stock

General

The following is a summary of information concerning the capital stock of the Company. The summary below does not purport to be a complete statement of the relevant provisions of the Company’s Certificate of Incorporation, dated March 21, 2005 (as amended, the “Charter”), and Amended and Restated Bylaws, dated March 27, 2018 (as amended, the “Bylaws”), and is entirely qualified by these documents.

Common Stock

Authorized Capital Stock. The Company is authorized to issue up to 50 million shares of common stock, par value $0.001 per share (the “Common Stock”), and 5 million shares of preferred stock, par value $0.001 per share (the “Preferred Stock”). The Common Stock is registered under Section 12 of the Securities Exchange Act of 1934 and listed on the Nasdaq Capital Market under the ticker symbol “NHTC.” The Company does not currently have any shares of Preferred Stock outstanding.

Dividends. Subject to prior dividend rights of the holders of any shares of Preferred Stock, holders of shares of Common Stock are entitled to receive dividends when, as and if declared by the Company’s Board of Directors (the “Board”) out of funds legally available for that purpose. Delaware law allows a corporation to pay dividends only out of surplus, as determined under Delaware law.

Voting Rights. The holders of Common Stock are entitled to one vote for each share of such stock held of record by them. At stockholder meetings, most matters are decided by the vote of a majority of the votes cast by the stockholders present in person or represented by proxy and entitled to vote thereat, a quorum being present. Directors are elected by a plurality of the votes of the shares present in person or represented by proxy and entitled to vote on the election of directors at stockholder meetings. Cumulative voting in the election of directors is not permitted.

Other Rights. In the event of any liquidation, dissolution or winding up of the Company, after the satisfaction in full of the payment or provision for liabilities and liquidation preferences of holders of any shares of Preferred Stock, holders of shares of Common Stock are entitled to share ratably in the remaining assets available for distribution to stockholders. The shares of Common Stock are not subject to redemption by operation of a sinking fund or otherwise. Holders of shares of Common Stock are not currently entitled to preemptive rights.

Fully Paid. The issued and outstanding shares of Common Stock are fully paid and non-assessable. This means the full purchase price for the outstanding shares of Common Stock has been paid and the holders of such shares will not be assessed any additional amounts for such shares.

Anti-takeover Effects of the Company’s Charter and Bylaws

Some provisions of the Charter and Bylaws could have the effect of delaying, deferring or preventing a change in control of the Company. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with the Board. The Company believes that the benefits of increased protection give it the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company and outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Size of Board and Vacancies
The Bylaws provide that the number of directors which shall constitute the Board shall not be less than 3 nor more than 11 and, within these limits, the number of directors constituting the Board shall be determined by the Board or by the stockholders. Any director may be removed in accordance with the terms of the Charter and the Bylaws, and as provided by applicable law. Newly-created directorships resulting from any increase in the authorized number of directors or vacancies in the Board may be filled by a majority of the directors then in office, or by the sole remaining director.

Elimination of Stockholder Action by Written Consent
The Charter and Bylaws eliminate the right of the Company’s stockholders to act by written consent without a meeting. Stockholder action must take place at the annual or a special meeting of the Company’s stockholders.

Special Meetings of the Stockholders
Under the Charter and Bylaws, unless otherwise required by law, only the Company’s Chairman of the Board, Chief Executive Officer, or a majority of the members of the Board may call special meetings of the Company’s stockholders.

Requirements for Advance Notification of Stockholder Proposals and Nominations
The Bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors, other than proposals and nominations made by or at the direction of the Board or a committee of the Board.

Amendment of Charter and Bylaws
Although the Board is permitted to amend the Bylaws at any time, the Company’s stockholders may only amend the Bylaws with the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of all shares of the Company entitled to vote generally in the election of directors. In addition to any affirmative vote required by applicable law or specified in any agreement, the affirmative vote of at least two-thirds (2/3) of the voting power of all shares of the Company entitled to vote generally in the election of directors is required to amend, add, alter, change, repeal or adopt any provisions inconsistent with certain specified sections of the Charter.

Undesignated Preferred Stock
The authorization of the Company’s undesignated Preferred Stock makes it possible for the Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company.